RFQ-hub Americas LLC

Financial Statements and Supplementary Information Under SEC Rule 17a-5

And Report of Independent Registered Public Accounting Firm As of and for the Year Ended December 31, 2023

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A Statement of Financial Condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

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FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the
Securities Exchange Act of 1934er

REPORT FOR THE PERIOD BEGINNING <u>**01/1/2023**</u> AND ENDING <u>**12/31/23**</u>
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM   **RFQ-hub Americas LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 Broadway, 41st Floor

                                         (No. and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Sullivan   **(646)-682-6304**

                                                  (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    PricewaterhouseCoopers LLP

                            (Name - *if individual, state last, first, middle name*)

300 Madison Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

        October 20,2003   **238**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

    Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

RFQ-hub Americas LLC
Index
As of and for the Year Ended December 31, 2023



AFFIRMATION

I, Colin Pettorsson Jr., affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of RFQ-hub Americas LLC, as of December 31, 2023, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

MELISSA MEDINA
Notary Public - State of New York
NO. 01ME6436900
Qualified in Queens County
My Commission Expires Jul 25, 2026

Melissa Medina 3/20/2024

Name: Colin Pettorsson Jr.
Title: Chief Executive Officer
Date: March 20, 2024

This filing** contains (check all applicable boxes):

☒(a)Statement of financial condition.
☒(b) Notes to consolidated statement of financial condition.
☒(c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☒(d) Statement of cash flows.
☒(e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐(f) Statement of changes in liabilities subordinated to claims of creditors.
☒(g) Notes to consolidated financial statements.
☒(h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐(i) Computation of tangible net worth under 17 CFR 240.18a-2.
☒(j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐(k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☒(l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☒(m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐(n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☒(o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐(p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒(q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐(r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒(s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒(t) Independent public accountant's report based on an examination of the statement of financial condition.
☒(u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐(v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒(w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐(x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐(y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k). ☐
☐(z)Other:____________________

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.



Report of Independent Registered Public Accounting Firm

To the Member of RFQ-hub Americas LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RFQ-hub Americas LLC (the "Company") as of December 31, 2023, and the related statements of operations, changes in member's equity, changes in subordinated borrowings, and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017
T: (646) 471 3000, www.pwc.com/us



Supplemental Information

The accompanying Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and, Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2023 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

New York, New York
March 20, 2024

We have served as the Company's auditor since 2023.

RFQ-hub Americas LLC
Statement of Financial Condition
December 31, 2023

Assets

Cash	$	1,545,725
Due from affiliates		989,223
Capitalized software (net)		169,019
Intangibles (net of accumulated amortization)		890,512
Other assets		650
Total assets	$	3,595,129

Liabilities and Member's Equity

Liabilities

Accounts payable, accrued expenses and other liabilities		120,252
Total liabilities		120,252
Member's equity		3,474,877
Total liabilities and member's equity	$	3,595,129

The accompanying notes are an integral part of these financial statements.

RFQ-hub Americas LLC
Statement of Operations
For the Year Ended December 31, 2023

Revenues		
Related party service fee income	$	1,798,298
Commissions		275,728
Interest and other income		90,652
Total revenues		2,164,678
Expenses		
Employee compensation and benefits		1,429,578
Amortization expense		259,083
Professional fees		129,282
Communications and data processing		98,652
Operations and administrative		90,820
Total expenses		2,007,415
Net income	$	157,263

The accompanying notes are an integral part of these financial statements.

RFQ-hub Americas LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2023

Balance, beginning of period	$	1,317,614
Contributions from member		2,000,000
Net income		157,263
Balance, end of period	$	3,474,877

The accompanying notes are an integral part of these financial statements.

RFQ-hub Americas LLC
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2023

Balance, beginning of period	$	—
Issuance of subordinated notes		—
Payment of subordinated notes		—
Balance, end of period	$	—

The accompanying notes are an integral part of these financial statements.

RFQ-hub Americas LLC
Statement of Cash Flows
For the Year Ended December 31, 2023

Cash flows from operating activities

Net income	$	157,263
Adjustments to reconcile net income, net of tax to net cash used in operating activities		
Amortization		259,083
Foreign exchange gains		(16,943)
Decrease (increase) in operating assets		
Due from affiliates		(921,098)
Other assets		(650)
Increase (decrease) in operating liabilities		
Accrued expenses and other liabilities		120,252
Net cash used in operating activities	$	(402,093)
Cash flows from investing activities		
Capitalized software development costs		(122,949)
Net cash used in investing activities	$	(122,949)
Cash flows provided by financing activities		
Contributions from member		2,000,000
Net cash provided by financing activities	$	2,000,000
Increase in cash		1,474,958
Beginning of period		70,767
End of period	$	1,545,725
Supplemental disclosure of cash flow information		
Cash paid for interest	$	—

The accompanying notes are an integral part of these financial statements.

RFQ-hub Americas LLC
Notes to Financial Statements
December 31, 2023

1. Organization and Description of the Business

RFQ-hub Americas LLC (the "Company") is a Delaware limited liability company formed on March 22, 2022, following the formation of a consortium by Virtu Financial Inc. ("Virtu") to drive the expansion of the RFQ-hub platform. Virtu is the sole managing member of Virtu Financial LLC ("VF LLC"), which wholly owns subsidiary Virtu Financial Operating LLC ("VFO"), which maintains 51% ownership of the RFQ-hub Holdings LLC ("RFQH") which wholly owns the Company. In addition to VFO, founding consortium members include liquidity providers Citadel Securities, Flow Traders and Jane Street Capital, asset manager BlackRock and leading electronic trading platform MarketAxess. MarketAxess took a significant minority stake in the platform. The Company began operations in May 2022.

As of June 5, 2023, the Company is a broker-dealer registered with the U.S. Securities Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's designated examining authority is FINRA.

The Company, in connection with its activities exclusively to retailing corporate equity securities over-the-counter and operating an electronic communication network, does not hold funds or securities for customers. Accordingly, the Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

RFQ-hub is a multi-asset and multi-dealer request-for-quote ("RFQ") technology platform. RFQ-hub brings asset managers and liquidity providers together to help electronically deliver aggregated and competitive liquidity, streamline workflow and improve pricing with a focus on equity and fixed income, listed and OTC derivatives, structured products, and exchange-traded funds (ETFs).

As part of a series of corporate transactions and re-organizations related to the formation of the consortium, the Company was formed by RFQH along with affiliates RFQ-hub International Limited ("RIL"), RFQ-hub Asia-Pacific Private Limited ("RAPAC"), and Virtu ITG Software Solutions France ("SSF"). Additionally, included in these transactions, the Company acquired the rights to intangible assets formerly owned by various wholly-owned subsidiaries of Virtu.

The wholly-owned subsidiaries of Virtu continue to operate the RFQ-hub platform under a License Agreement, and the Company derives revenue from their intangible assets by way of a license fee arrangement. The Company also reimburses Virtu's wholly-owned subsidiaries for expenses to operate the RFQ-hub platform under the Transition Services Agreement ("TSA") and Secondment Agreements.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The Company's financial statements are prepared in conformity with U.S. GAAP, which require management to make estimates and assumptions regarding measurements including the fair value of trading assets and liabilities, and other matters that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues

RFQ-hub Americas LLC
Notes to Financial Statements
December 31, 2023

and expenses during the reporting period. Accordingly, actual results may differ materially from those estimates.

Cash

The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company manages this risk by selecting financial institutions deemed highly creditworthy.

Due from affiliates

In the normal course of business, the Company incurs service fees, and may provide funding to or receive funding from affiliated entities. The net balance due from related parties comprises Due from affiliates on the Statement of Financial Condition.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited. The Company categorizes its financial instruments into a three-level hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy level assigned to each financial instrument is based on the assessment of the transparency and reliability of the inputs used in the valuation of such financial instruments at the measurement date based on the lowest level of input that is significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly; or

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Transfers in or out of levels are recognized based on the beginning fair value of the period in which they occurred.

Intangible Assets

The Company amortizes finite-lived intangible assets over their estimated useful lives. Finite-lived intangible assets are tested for impairment when impairment indicators are present, and if impaired, they are written down to fair value.

RFQ-hub Americas LLC
Notes to Financial Statements
December 31, 2023

Capitalized software (net)

The Company capitalizes costs of materials, consultants, and payroll and payroll related costs for employees incurred by affiliate entities in developing internal-use software (See Note 11, Related Party Transactions). Costs incurred during the preliminary project and post-implementation stages are charged to expense.

Management's judgment is required in determining the point at which various projects enter the stages at which costs may be capitalized, in assessing the ongoing value of the capitalized costs, and in determining the estimated useful lives over which the costs are amortized.

Capitalized software development costs are amortized over a period of 3 years, which represents the estimated useful lives of the underlying software.

Related party service fee income

Related party service fee income consists of management fees and transfer pricing income from affiliates (See Note 11, Related Party Transactions).

Commissions

Commissions which primarily comprise commissions and commission equivalents earned on institutional client orders, are recorded on a trade date basis.

Interest and other income

Interest income is accrued in accordance with contractual rates. Interest income consists of interest earned on cash held in Company bank accounts. Other income consists of foreign exchange gains.

Income Taxes

The Company is a single-member limited liability company and is treated as a disregarded entity for U.S. federal, state and local income tax purposes. The Company is included in the income tax returns of RFQH, which is a partnership for U.S. tax purposes, and the Company is not a party to a tax sharing arrangement. See Note 7: "Income Taxes" for additional information.

Accounting Pronouncements, Recently Adopted

Derivatives and Hedging - In March 2022, the FASB issued ASU 2022-01, *Derivatives and Hedging - Fair Value Hedging - Portfolio Layer Method (Topic 815)*. The ASU expands the scope of permissible hedging, and permits the use of different derivative structures as hedging instruments. The Company adopted this ASU on January 1, 2023 and it did not have a material impact on its Financial Statements.

Liabilities - Supplier Finance Programs - In September 2022, the FASB issued ASU 2022-03, *Liabilities—Supplier Finance Programs (Subtopic 405-50)*. This ASU requires new quantitative and qualitative disclosure requirements for a buyer who enters into supplier financing programs. This ASU is effective for periods beginning after December 15, 2023. The Company adopted this ASU on January 1, 2023 and it did not have a material impact on its Financial Statements.

RFQ-hub Americas LLC
Notes to Financial Statements
December 31, 2023

Accounting Pronouncements, Not Yet Adopted

Fair Value Measurement - In June 2022, the FASB issued ASU 2022-03, *Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions (Topic 326)*. The ASU clarifies the impact of contractual sale restrictions on the fair value of an equity security. Additionally, this ASU requires disclosure of the nature and remaining duration of the sale restriction. This ASU is effective for periods beginning after December 15, 2023. The Company is currently evaluating the impact of this ASU but does not expect it to have a material impact on its Financial Statements.

Leases - Common Control Arrangements - In March 2023, the FASB issued ASU 2023-01, *Leases —Common Control Arrangements (Topic 842)*. This ASU provides updated guidance for accounting for common control leases and leasehold improvements. This ASU is effective for periods beginning after December 15, 2023. The Company is currently evaluating the impact of this ASU but does not expect it to have a material impact on its Financial Statements.

Investments - Equity Method and Joint Ventures - In March 2023, the FASB issued ASU 2023-02, *Investments—Equity Method and Joint Ventures (Topic 323)*. This ASU provides updated guidance for accounting for investments in tax credit structures. This ASU is effective for periods beginning after December 15, 2023. The Company is currently evaluating the impact of this ASU but does not expect it to have a material impact on its Statement of Financial Condition.

Business Combinations—Joint Venture Formations - In August 2023, the FASB issued ASU 2023-05, *Business Combinations—Joint Venture Formations (Subtopic 805-60)*. This ASU provides updated guidance on accounting for the formation of joint ventures. This ASU is effective prospectively for joint ventures formed on or after January 1, 2025. The Company is currently evaluating the impact of this ASU but does not expect it to have a material impact on its Financial Statements.

3. Capitalized Software

Capitalized software consisted of the following at December 31, 2023:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Capitalized software costs	$ 367,545	$ (198,526)	$ 169,019
	$ 367,545	$ (198,526)	$ 169,019

The Company capitalized costs from affiliates in the amount of $122,949 for the year ended December 31, 2023. The related amortization expense was $108,655 for the year ended December 31, 2023 and is included in amortization expense in the Statement of Operations.

4. Intangible Assets

Intangible assets with indefinite lives are assessed for impairment annually or when events indicate that the amounts may be impaired.

Intangible assets are assessed for recoverability when events or changes in circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. The Company assesses intangible assets for impairment at the "asset group" level which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. As part of the assessment for impairment, the Company considers the cash flows of the respective asset group and assesses the fair value of the respective asset group.

RFQ-hub Americas LLC
Notes to Financial Statements
December 31, 2023

As part of the formation of a consortium, the Company and other subsidiaries of RFQH acquired intangible assets from certain subsidiaries of Virtu. As of December 31, 2023, the Company's total amount of intangible assets recorded was $890,512. Acquired intangible assets consisted of the following at December 31, 2023:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Useful Life
Acquired software	$ 1,129,025	$ (238,513)	$ 890,512	7.6
	$ 1,129,025	$ (238,513)	$ 890,512	

The Company recorded amortization expense of $150,428 relating to finite-lived intangible assets for the year ended December 31, 2023.

The Company expects to record amortization expense of about $150,000 each year over the subsequent 5 years.

5. Financial Instruments with Off-Balance Sheet Risk

Credit Risk

Credit risk refers to the risk that customers, including affiliates and third parties, that owe the Company money or other obligations, or financial institutions that hold Company cash balances, default on their obligations to the Company due to insolvency, lack of liquidity, operational failure or other reasons, and as a result could adversely affect the Company's financial condition and operating results. The Company's exposure to credit risk is influenced mainly by the individual characteristics of each party. The demographics of the Company's customer base or financial institutions, including the default risk of the industry and country in which they operate, has less of an influence on credit risk. Each regulated customer is assigned a credit rating before being allowed to trade with Virtu on the Company's behalf. The Company's review includes external ratings, when available. Virtu, interacting directly with customers, has a dedicated credit control function to ensure all commission and subscription invoices are recovered in a timely manner, including those relating to the customers to which the Company holds customer relationship assets. A 30 day credit policy exists for all invoices. The Company applies provisions against aging invoices.

Market Risk

Market risk refers to the potential for adverse changes in the value of any financial instruments held by the Company as a result of change in market conditions. Due to the nature of its operations, the Company's primary market risk arises from its exposure to foreign exchange rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, without incurring unacceptable losses or risking damage to the Company's reputation. The Company uses frequent forecasting to ensure liquidity buffers exist in order to maintain an adequate survival horizon.

RFQ-hub Americas LLC
Notes to Financial Statements
December 31, 2023

6. Financial Assets and Liabilities

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly; or

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Financial Instruments Measured at Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, various methods are used including market, income and cost approaches. Based on these approaches, certain assumptions that market participants would use in pricing the asset or liability are used, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable firm inputs. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, fair value measured financial instruments are categorized according to the fair value hierarchy prescribed by *ASC 820, Fair Value Measurements and Disclosures*. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.

There were no reclassifications or transfers of financial instruments between levels during the year ended December 31, 2023.

The Company did not have any Level 1, 2, or 3 financial assets or liabilities carried at fair value on the balance sheet as of December 31, 2023.

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value on the Statement of Financial Condition. The table below excludes non-financial assets and liabilities. The carrying value of financial instruments not measured at fair value categorized in the fair value hierarchy as Level 1 and Level 2 approximates fair value due to the relatively short term nature of the underlying assets:

RFQ-hub Americas LLC
Notes to Financial Statements
December 31, 2023

	Carrying Value	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets					
Cash	$ 1,545,725	$ 1,545,725	$ 1,545,725	$ —	$ —
Total Assets	$ 1,545,725	$ 1,545,725	$ 1,545,725	$ —	$ —

7. Income Taxes

The Company is a single-member limited liability company and is treated as a disregarded entity for U.S. federal, state and local income tax purposes. The Company is included in the income tax returns of RFQH which is a partnership for U.S. tax purposes. Accordingly, no provision for federal or state income taxes is required. The Company did not have any unrecognized tax benefits at December 31, 2023.

As of December 31, 2023, the Company remains subject to U.S. Federal income tax examinations for the tax year 2022. In addition, the Company is subject to state and local income tax examinations in various jurisdictions for the tax year 2022. The outcome of these examinations is not yet determinable, however, the Company does not anticipate that any adjustments would result in a material change to its financial condition, results of operations, or cash flows.

8. Commitments, Contingent Liabilities and Guarantees

Legal and Regulatory Matters

The Company is subject to oversight under federal and state laws as well as self-regulatory organization ("SRO") rules. Compliance, surveillance and trading issues common in the securities industry are monitored by, reported to, and/or reviewed in the ordinary course of business by the Company's regulators. In 2022, the SEC proposed several rule changes focused on equity market structure reform, including, but not limited to, a series of amendments to the definition of Exchange and Alternative Trading Systems (ATS), which would expand the scope of exchange and ATS registration and compliance requirements. If adopted, these or other potential rule changes could adversely affect the Company's business or the Company's industry.

From time to time, the Company is or may be the subject of requests for information and documents from the SEC, FINRA or other regulators. It is the Company's practice to cooperate and comply with the requests for information and documents. In some instances, these matters could result in a disciplinary action and/or civil or administrative action, which could include fines, penalties or other sanctions against the Company.

Representations and Warranties

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of significant loss is minimal.

RFQ-hub Americas LLC
Notes to Financial Statements
December 31, 2023

9. Revenue from Contracts with Customers

Revenue Recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers in its financial statements by applying the modified retrospective method.

- Commissions – The Company earns commission revenue by acting as an agent on behalf of customers. Performance obligations consist of trade execution and clearing services and are satisfied on the trade date; accordingly, commission revenues are recorded on the trade date. As the Company acts as an agent in these transactions, it records such income within Commissions in the Statement of Operations and records a receivable from Virtu Americas, LLC ("VAL") which is netted in Due from affiliates on the Statement of Financial Condition.

- Network Connectivity Fees – The Company earns revenues from connectivity fees generated from sell-side customers' ability to receive requests-for-quotes from buy-side customers through RFQ-hub®. The Company provides connectivity services to customers and recognizes monthly connectivity fees. Connectivity fee revenues is fixed and recognized at the point in time at which the customer is able to use and benefit from the connection.

Disaggregation of Revenues

The following table presents the Company's revenue from contracts with customers, by timing of revenue recognition, for the year ended December 31, 2023:

Revenues from contracts with customers:		
Commissions	$	275,728
Total revenue from contracts with customers		275,728
Other sources of revenue		1,888,950
Total revenues	$	2,164,678
Timing of revenue recognition:		
Services transferred at a point in time	$	2,164,678
Services transferred over time		—
Total revenues	$	2,164,678

RFQ-hub Americas LLC
Notes to Financial Statements
December 31, 2023

10. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 12 1/2% of aggregate indebtedness. These regulations also prohibit a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 150% of its required minimum capital. Moreover, broker-dealers are required to notify the SEC and other regulators prior to repaying subordinated borrowings, paying dividends and making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 10% or more of its excess net capital (net capital less minimum requirement). The SEC and FINRA have the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer.

At December 31, 2023, the Company had net capital of $1,425,473, which was $1,410,441 in excess of its required net capital of $15,032. The Company's ratio of aggregate indebtedness to net capital was 0.084 to 1.

11. Related Party Transactions

In the normal course of business, the Company conducts transactions with subsidiaries of Virtu as part of the TSA and Secondment Agreements, and with other subsidiaries of RFQH. The net balance due from affiliated companies as of December 31, 2023 was $989,223.

The Company earned $1,798,298 in fees from related entities (RFQH, RIL, RAPAC, referred to collectively as the "Providers"). These fees are included in Related party service fee income on the Statement of Operations and are based on RFQH's global transfer pricing policy which provides for the allocation of compensation, technology, capitalized license fees, and administrative expenses under an intercompany service agreement. The agreement may be terminated without cause or further obligation by the Company with 30 days written notice. The amount due of $1,195,386 related to these fees are netted in Due from affiliates on the Statement of Financial Condition as of December 31, 2023.

Upon the formation of the Company, the Company did not have Applicable Regulatory Licenses to conduct business. The Company entered into a licensing agreement with VAL, whereby subsidiaries of Virtu would operate the RFQ-hub business using the intellectual property purchased from Virtu. Subsequent to the Company receiving it's Broker Dealer License Virtu pays RFQH 100% of gross revenue derived from operating the RFQ-hub business in the US, prior to receiving the license there was a fixed monthly charge of $13,130 as consideration for use of the intellectual property, subject to certain adjustment mechanisms. For the period ended December 31, 2023, the Company recognized $78,780 of revenue which is included in Commissions on the Statement of Operations.

The Company reimburses Virtu for expenses to operate the RFQ-hub platform under the TSA. The Company incurred $326,793 in expenses related to the TSA for the period ended December 31, 2023.

As part of the Secondment Agreement entered into with Virtu, the Company incurred $1,267,057 in Employee compensation and payroll taxes related to this agreement for the period ended December 31, 2023.

The Company made no cash distributions to RFQH for the year ended December 31, 2023. The Company received $2,000,000 in capital contributions from RFQH for the year ended December 31, 2023.

RFQ-hub Americas LLC
Notes to Financial Statements
December 31, 2023

12. Subsequent Events

The Company has evaluated subsequent events for adjustment to or disclosure in the financial statements through March 20, 2024, the date the Financial Statements were issued and has not identified any reportable or disclosable events not otherwise reported in these financial statements or the notes thereto.

Supplementary Schedules

RFQ-hub Americas LLC

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2023

Computation of net capital		
Member's Equity	$	3,474,877
Total capital and allowable subordinated borrowings		3,474,877
Nonallowable assets and deductions and charges		
Nonallowable assets		
Due from affiliates		989,223
Capitalized software (net)		169,019
Intangibles (net of accumulated amortization)		890,512
Other assets		650
Other charges		—
Tentative net capital		1,425,473
Haircuts on securities		—
Net capital	$	1,425,473
Computation of basic net capital requirement		
12 1/2% of aggregate indebtedness		15,032
Minimum dollar amount of net capital required		5,000
Net capital requirement		15,032
Excess net capital	$	1,410,441
Net capital less greater of 10% aggregate indebtedness or 120% of minimum net capital required	$	1,410,441

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited December 31, 2023 FOCUS report.

RFQ-hub Americas LLC

Schedule II
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2023

The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to retailing corporate equity securities over-the-counter and operating an electronic communication network, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period June 5, 2023 (the date the Company obtained its broker-dealer registration) to December 31, 2023 without exception.